May 30, 2019

Patrick Herguth
Chief Executive Officer
MYnd Analytics, Inc.
26522 La Alameda
Suite 290
Mission Viejo, CA 92691

       Re: MYnd Analytics, Inc.
           Form 10-K for the Year Ended September 30, 2018
           File No. 001-35527

Dear Mr. Herguth:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining